PART I

Item 1 - Financial Statements

The information required by Rule 10.01 of Regulation S-X is presented on the previous pages.


Item 2 - Management's Discussion and Analysis of Financial
Condition and
                           Results of Operations

Results of Operations.
During the first quarter of 1995, the Company experienced a surge in sales and increased net income compared to those reported for the first three months of 1994. The construction operations (precast/prestressed concrete products and services) accounted for the increase in sales and operating gross profit and an increase of equity income from First Indiana Corporation also contributed to the improvement in net income.

Net income amounted to $985,000, or $.59 per share, compared to net income of $344,000, or $.21 per share for the first quarter of 1994. On a per share basis, this represents an increase of 181%.

Sales of construction products and services increased to $6.4 million, 45% above the $4.4 million of sales recorded during the first quarter of 1994. The increase in sales was primarily a result of an increase in the volume of products manufactured and the volume of field construction services performed, and a slight increase in unit selling prices.

The relatively mild weather conditions during the quarter, compared to very harsh winter weather conditions during the first two months of 1994, allowed unprotected manufacturing operations and job site construction services to continue with only slight interruptions. The severe winter temperatures and snow during January and February 1994 caused these operations to be completely halted for extended periods of time.

Gross profit as a percentage of sales rose to 21%, compared to 13% during the quarter last year. The increase in this percentage was primarily a result of increased efficiency in both the manufacturing and service segments created by the volume increases that in turn lowered unit costs. A greater percentage of sales of higher margin product lines also had a slight effect on total gross profit.

Equity earnings from First Indiana Corporation increased 437,000, or 83%, to $964,000 compared to $527,000 reported in the same quarter last year. Included in First Indiana's first quarter earnings was a non-recurring gain from the sale of the deposits of a banking center that accounts for $311,000 of the increase. Without the non-recurring item, earnings were 30% above last year.



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Net interest income of First Indiana rose 14% on a quarter to quarter comparison, and net interest margin was 3.99% compared to 3.87% for the first quarter of 1994. Total loans outstanding grew 28% to $1.2 billion at March 31, 1995, compared to $934 million last year. Much of the growth stemmed from two areas, home equity and residential construction loans.

First Indiana Corporation files a separate Form 10Q with the Securities and Exchange Commission. For additional information, please refer to commission file number 0-14354.

The Company's overhead expenses increased 20%, or $121,000 for the quarter, and amounted to $726,000 compared to $605,000. The increase in expenses was directly related to the 45% increase in sales and the 181% increase in net income. As a percentage of sales, these expenses amounted to 11.4% during the 1995 quarter, down 2.4% when compared to the 13.8% during 1994. The increase in general and administrative expenses accounted for $96,000 of the increase, and resulted from expense items that are variable with the level of sales and income.

At the Annual Shareholders' Meeting on April 27, 1995, the shareholders approved the sale of the Company's construction operations. The sale of these operations will represent the Company's exit from the construction industry and was initiated as part of a strategic plan to further expand the Company's involvement in financial services. The Board of Directors and management saw little opportunity for expansion of the construction business, and the highly cyclical nature of the construction industry made if difficult to maintain and increase profitability on a consistent basis.

By disposing of the construction operations, the Company will enhance its ability to engage in a full range of financial services, that had been limited by federal regulations resulting from Somerset's status as a registered federal savings and loan holding company, and in addition, will provide cash for expansion in the financial services industry.

Capital Resources and Liquidity. The Company's liquidity and capital resources remained in a relatively strong position at March 31, 1995.

The ratio of current assets to current liabilities stood at 3.1 to
1.0 at March 31, 1995, compared to 3.0 to 1.0 at December 31, 1994, and 3.2 1.0 at March 31, 1994. Net working capital increased to $7.3 million, compared to $6.9 million at December 31, 1994, and $4.7 million at March 31, 1994. The increase in net working capital was a result of the increase in cash provided by operations and the increase in net income during the 1995 first quarter.

Operations provided cash of $1,696,000 during the three months ended March 31, 1995, compared to cash used of $1,060,000 during the same period last year. The increase in cash provided was primarily a result of the increase in net income and the decrease in trade accounts, notes, and other receivables, offset by a $378,000 increase in contracts in progress, unbilled and inventories.



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Wide fluctuations in cash flow when measured on a quarterly basis is not unusual in the construction industry. It is seasonal, based on winter weather conditions, and it is subject to the timing of progress payments contained in the terms of individual construction contracts.

At the end of 1994, large amounts of cash were used to support a very high level of trade accounts, notes and other allowances ($6,070,000). This situation existed because winter weather conditions late in 1994 were relatively mild and allowed the Company to continue working on several projects through the month of December, that was not the case in 1993, when the total of such receivables was only $2,730,000.

During the first quarter of 1995, many of those receivables accumulated before the end of 1994 were paid, whereas the collections during the first quarter of 1994 were lower because sales during the last quarter of 1993 were very low.

The Company paid $164,000 in cash dividends ($.10 per share) to shareholders during the first quarter of 1995, with no such payment in 1994, and we expect to pay cash dividends on a semi-annual basis in the future. Investing activities during 1995 were almost non-existent during 1995 because of the pending restructuring and sale of operations discussed above.

There was no change in long-term debt during any of the periods. The debt-to-equity ratio continued to improve as shareholders' equity increased as a result of the net income of the Company. The ratio was .20/1.00 at March 31, 1995, compared to .21/1.00 at December 31, 1994, and .23/1.00 at March 31, 1994.

Shareholders' equity at March 31, 1995 amounted to $27.3 million, or $16.57 per share, compared to $16.13 at December 31, 1994, and $15.03 at March 31, 1994.

As shown in the pro forma financial statements contained in this report, the Company estimates it will have approximately $7 million in cash, after retirement of all long-term debt, to use for expansion of the financial services offered by the Company.















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